STRATASYS, INC.
7665 Commerce Way
Eden Prairie, MN 55344

Mr. Craig Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

September 23, 2011

Re:	Stratasys, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 9, 2011
Form 10-Q for the Quarterly Period ended June 30, 2011
Filed August 9, 2011
File No. 001-13400

Dear Mr. Wilson:

We are responding to your comment letter dated September 9, 2011, regarding our Annual Report on Form 10-K for the year ended December 31, 2010 and the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011. We sincerely appreciate the SEC’s interest in assisting us in providing more transparency in our financial statement disclosures.

Set forth below are our responses to your comment letter. For your convenience, the number and comment (in bold) before each response correspond to the item numbers and related comments from your comment letter.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Intangible Assets, page 24

1.	Tell us your consideration of disclosing the significant estimates and assumptions that management makes in testing goodwill and intangible assets for impairment. We refer you to Section V of SEC Release No. 33-8350.

Response

After reviewing our disclosure in light of your comment, we believe that we can clarify future periodic filings by adding the following paragraphs regarding our accounting policies for testing intangible assets and goodwill for impairment:

We evaluate the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. We measure the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows.

We evaluate the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, we compare the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using the income, or discounted cash flows, approach. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. If the carrying value of the reporting unit exceeds its fair value, an additional calculation is done to determine if the goodwill has been impaired. In making that determination, the implied fair value of the reporting unit is allocated to all of the other assets and liabilities including items that may not be recorded on the balance sheet but which have some fair value. An impairment loss would be recognized if the remaining implied fair value after allocation to all other assets and liabilities exceeds the carrying value of the goodwill.

The evaluation of intangible asset and goodwill impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated that include, amongst others, growth in revenues, margins realized, level of operating expenses and cost of capital. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Item 1. Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 3

2.	We note your response to prior comment 1 and the revised caption “Proceeds from the sale and maturity of investments.” Please revise your disclosures in future filings to further clarify the nature of any proceeds from held-to-maturity investments. In this regard, the caption in your consolidated statements of cash flows should more clearly indicate that proceeds from held-to-maturity investments are a result of maturity rather than from the sale of investments.

Response

During the year ended December 31, 2010, we did not sell any investments classified as held-to-maturity and our response to prior comment 1 indicated that we would revise the consolidated statement of cash flows caption to “Proceeds from the maturity of investments” in future periodic reports to clarify that investment proceeds were the result of maturity rather than from the sale of investments. Subsequently, we did liquidate certain investments during the quarter ended June 30, 2011 as described in Note 5. Investments, of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011:

If management has the positive intent and ability to hold its debt securities until maturity, they are classified as “held-to-maturity” and accounted for using the amortized-cost method. All other securities are classified as “available-for-sale” and accounted for at fair value with the unrealized gain or loss, net of tax, reported in other comprehensive income. While the Company does not generally hold any investments for trading purposes, the Company did liquidate certain investments during the three months ended June 30, 2011 to fund the acquisition of Solidscape. The Company believes that the liquidation of these investments was an isolated event that is unusual and nonrecurring in nature and was not reasonably anticipated. The net carrying value of liquidated investments was $13.9 million and the sale resulted in a gain of approximately $64,000. The Company does not currently hold any investments for trading purposes and had no unrecognized gains or losses related to held-to-maturity investments at June 30, 2011 or December 31, 2010, as the fair value of those investments approximated cost.

After reviewing the caption in our consolidated statements of cash flows in light of your comment, we believe that we can clarify future periodic filings by revising the consolidated statement of cash flows to have separate captions for “Proceeds from the maturity of investments” and “Proceeds from the sale of investments” in future periodic reports.

Notes to the Consolidated Financial Statements

Note 2. Recently Issued Accounting Pronouncements, page 4

3.
Your response to prior comment 3 indicates that the particular disclosure was meant to explain that if after attempting to apply the selling price hierarchy, you are still unable to determine a reasonable selling price for all of the deliverables in the arrangement, that the transaction would in fact not be considered a “multiple-deliverable” arrangement and would be recognized as revenue only when the entire arrangement has been delivered. Tell us whether the delivered item or items in your multiple-element arrangements have value to the customer on a standalone basis as described in ASC 605-25-25-5. If the delivered item or items are considered separate units of accounting then you should allocate the arrangement consideration at the inception of the arrangement to all deliverables using the relative selling price method in accordance with ASC 605-25-30-2. That is, you are required to use an estimated selling price if neither vendor specific objective evidence nor third-party evidence is available. Please revise or explain why revision is not necessary.

Response

After reviewing our response to prior comment 3, we acknowledge that our statement that “this particular disclosure was meant to explain to the reader that if after attempting to apply the selling price hierarchy, we were still unable to determine a reasonable selling price for all of the deliverables in the arrangement, that the transaction would in fact not be considered a “multiple-deliverable” arrangement and would be recognized as revenue only when the entire arrangement has been delivered”, was not correct. In addition, we note that the information in that statement was not applicable to any transactions.

Our multiple-deliverable arrangements generally include such items as systems, maintenance, installation, training and consumables. In all instances, we were able to apply the selling price hierarchy as described in ASC 605 – Revenue Recognition. We determine the selling price by reference to the price we charge when the items are sold separately. If we do not sell the item separately, the selling price is determined by reference to comparable third-party evidence. If neither of these methods provides an appropriate basis for determining a selling price, then one is estimated based on the price at which we would sell the item if it was sold regularly on a standalone basis.

Note 3. Business Combinations, Page 4

4.
Explain how you determined the estimated useful lives of the developed technology, customer base and trademarks acquired in the Solidscape acquisition. In this regard, tell us how you determined the period over which the intangible assets are expected to contribute directly or indirectly to future cash flows including any adjustment as appropriate for entity-specific factors. As part of your response, please address all pertinent factors considered including your assumptions of obsolescence, demand, competition and other economic factors. We refer you to ASC 350-30-35.

Response

We determined the fair value and estimated useful lives of developed technology, customer base and trademarks acquired in the Solidscape acquisition with the help of outside consultants. The fair value of the identified intangible assets was estimated using an income approach. Under ASC 350-30-35, if an income approach is used to measure the fair value of an intangible asset, in determining the useful life of the intangible asset for amortization purposes, an entity shall consider the period of expected cash flows used to measure the fair value of the intangible asset adjusted as appropriate for the entity-specific factors including legal, regulatory, contractual, competitive economic or other factors that limit the useful life of an intangible asset.

The useful life of developed technology was determined considering the period of expected cash flows used to measure the fair value of the intangible asset and entity-specific factors that may limit the useful life. Obsolescence was a key consideration in determining the useful life of developed 3D printer and materials technology as internal efforts to develop the next generation of products will have an effect on the useful life of existing developed technology. Other factors such as demand, competition and other economic factors were considered, but were determined to not have a material impact on the estimated useful life of developed technology.

The useful life of the acquired customer base was determined considering the period of expected cash flows used to measure the fair value of the intangible asset and entity-specific factors that may limit the useful life. Solidscape products are primarily distributed through a network of Value Added Resellers (VARs) and these relationships are critical to the initial sale of Solidscape products and services. Relationships with VARs are contractual in nature and the VAR network has remained stable in the recent past. Factors such as demand, competition and other economic factors were considered, but were determined to not have a material impact on the estimated useful life of the VAR customer base.

The useful life of the acquired trademarks was determined considering the period of expected cash flows used to measure the fair value of the intangible asset and entity-specific factors that may limit the useful life. The Solidscape corporate name is recognized within its market niche, primarily consisting of the jewelry and manufacturing market. We intend to use the Solidscape corporate name going forward and believe that its strong reputation is of significant value. The limiting factor that was identified by outside consultants when considering the useful life of trademarks is that the primary drivers of sales are developed technology and VAR relationships. Factors such as obsolescence, demand, competition and other economic factors were considered, but were determined to not have a material impact on the estimated useful life of trademarks.

After reviewing our disclosure in light of your comment, we believe that we can clarify future periodic filings by adding the following paragraph to the Business Combinations footnote:

The useful life of the intangible assets for amortization purposes was determined with the help of outside consultants considering the period of expected cash flows used to measure the fair value of the intangible assets adjusted as appropriate for the entity-specific factors including legal, regulatory, contractual, competitive economic or other factors that may limit the useful life of intangible assets.

*      *      *      *      *

After reviewing the staff’s comments on our 2010 Form 10-K and June 30, 2011 Form 10-Q, we appreciate and find merit with the staff comments on the filings. We will follow the staff’s guidance with respect to these disclosure items in our future periodic reports.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further clarification or have any additional questions or comments concerning this letter, please contact me at (952) 294-3459.

Sincerely yours,

/s/ Robert F. Gallagher

Robert F. Gallagher
Executive Vice President & Chief Financial Officer